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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*



                          Total Control Products, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
      ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                   89149V 10 6
    -------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Kurt Priester
        -----------------------------------------------------------------
                               119 Cliffwood Lane
                          Greer, South Carolina   29650
                                  864-627-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 October 5, 1997
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP NO.     89149V 10 6
         -------------------------

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Computer Dynamics, Inc.
                      57-1015743
-------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /  /

                                                                (b) /x/
-------------------------------------------------------------------------------

 3    SEC USE ONLY
-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

          OO, AF
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)        /   /
-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      South Carolina
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                      699,029
                 --------------------------------------------------------------
 NUMBER OF
  SHARES         8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
 REPORTING       9   SOLE DISPOSITIVE POWER
   WITH
   EACH               699,029
  PERSON        ---------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                      699,029
-------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                          / X /


-------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         8.9%
-------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON *

                     co
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     89149V 10 6
         -------------------------

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kurt Priester

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /  /

                                                                (b) /x/

-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

         00, AF
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)        /   /
-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                       100,000
 NUMBER OF       --------------------------------------------------------------
  SHARES         8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY               699,029
 REPORTIG        --------------------------------------------------------------
   WITH          9   SOLE DISPOSITIVE POWER
   EACH
  PERSON                100,000
                ---------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                          699,029
-------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                              799,029
-------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*           / X /

-------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            10.1%
-------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON *

                                  IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.   89149V 10 6
         -------------------------


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Susan Priester

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /  /

                                                                (b) /x/

-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

          AF, 00
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)        /   /
-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S. Citizen
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                             233,010
 NUMBER OF       --------------------------------------------------------------
  SHARES         8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                    699,029
 REPORTING       --------------------------------------------------------------
   WITH          9   SOLE DISPOSITIVE POWER
   EACH
  PERSON                     233,010
                ---------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                             699,029
-------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                            932,039
-------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*           / X/

-------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            11.9%
-------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON *

                                  IN
-------------------------------------------------------------------------------

Item 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D ("Schedule 13D") relates to the shares of common stock, no par value ("Common Stock"), of Total Control Products, Inc., an Illinois corporation ("Issuer"), and a warrant to acquire 100,000 shares of Common Stock of the Issuer ("Warrant"), which Warrant is fully vested and expires on October 5, 2007. The Common Stock and the Warrant are hereinafter collectively referred to as "Securities." The principal executive offices of the Issuer is at 2001 North Janice Avenue, Melrose Park, IL 60160
(708) 345-5500.

Item 2.   IDENTITY AND BACKGROUND.

(a)-(c), (f). This Schedule 13D is filed on behalf of Computer Dynamics, Inc., a South Carolina corporation (presently known as KP One, Inc.) (the "Seller"), Kurt Priester and Susan Priester (collectively, "Reporting Persons") who have signed a Joint Filing Agreement which is attached hereto as Exhibit "A." The Reporting Persons acquired beneficial ownership of the Securities of the Issuer reported herein on October 5, 1997 pursuant to an Asset Purchase Agreement ("Purchase Agreement") attached hereto as "Exhibit B" and a Warrant attached
hereto as "Exhibit C."   This Schedule 13D includes the information with respect
to the officers, directors and control persons of Seller.

REPORTING PERSONS

(i)      Computer Dynamics, Inc., a South Carolina corporation
         119 Cliffwood Lane
         Greer, SC 29601

         Prior to the consummation of the transactions contemplated by the Purchase Agreement, Seller manufactured custom computer hardware and software for the industrial control market.

         THE OFFICERS, DIRECTORS AND CONTROL PERSONS OF SELLER ARE AS FOLLOWS:

         OFFICERS:
              1. Kurt Priester         President, Treasurer and Secretary

         DIRECTORS:
              1. Kurt Priester
              2. Susan Priester

         CONTROL PERSONS:
          1. Kurt Priester         100% shareholder

         The Officers, Directors and Control Persons are hereafter collectively referred to as "Control Persons".

(ii)     Kurt Priester, a U.S. citizen
         119 Cliffwood Lane
         Greer, SC 29601

         Kurt Priester is the President of Computer Dynamics of Illinois, Inc. d/b/a Computer Dynamics, Inc., an Illinois corporation (formerly known as SC Acquisition #1, Inc.) (the "Purchaser").

iii)     Susan Priester, a U.S. citizen
         119 Cliffwood Lane
         Greer, SC 29601

         Susan Priester is an employee of the Purchaser.

d) During the last 5 years, none of the Reporting Persons and none of the Control Persons have been convicted in a criminal proceeding (excluding traffic or similar misdemeanors).

e) During the last 5 years, none of the Reporting Persons and none of the Control Persons above have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Seller, Susan Priester d/b/a Lines Unlimited and other related entities sold to the Issuer substantially all of their assets, properties, rights and businesses as a going concern as of October 5, 1997 and Kurt Priester agreed to terminate his right to receive certain royalty payments from Seller and certain of its related entities, on the terms specified in the Purchase Agreement in exchange for the shares of Common Stock reported herein. As additional consideration to enter into the Purchase Agreement, the Issuer granted to Kurt Priester the Warrant. Prior to October 5, 1997, none of the Reporting Persons and none of the Control Persons were the beneficial owners of any shares of Common Stock.

Item 4.   PURPOSE OF THE TRANSACTION.

     The Reporting Persons acquired the securities reported herein in exchange for substantially all the assets of Seller and certain other related entities and the termination of Kurt Priester's right to receive certain royalty payments. Purchaser's acquisition of the assets of the Reporting Persons will not cause a change in the structure of management or the board of directors of the Issuer, nor will it affect a change in the Issuer's articles of incorporation, bylaws, or current dividend policy. The acquisition was not made with an intent to gain control of the Issuer.

     In connection with the transaction contemplated by the Purchase Agreement the Issuer issued 932,039 shares of authorized but unissued shares of Common Stock and the Warrant. Additionally, Seller may acquire additional shares of Common Stock in connection with the payment of certain future consideration pursuant to the terms of the Purchase Agreement based on the growth in earnings of the business conducted by Purchaser in each of the first five years after the closing. The maximum number of shares of Common Stock that may be issued to the Reporting Persons pursuant to the terms of the Purchase Agreement, including shares of Common Stock previously issued to the Reporting Persons, is 1.38 million shares. The Issuer has agreed to solicit a vote from its shareholders to allow the total number of shares of Common Stock to be issued under the Purchase Agreement to exceed 1.38 million shares.

Item 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

(a)-(c) Based on a total of 7,848,504 shares of Common Stock outstanding on October 5, 1997. As of that date, Seller, Kurt Priester and Susan Priester acquired combined beneficial ownership of 1,032,039 shares of Common Stock (13.1% of the total number of shares of Common Stock outstanding) directly from the Issuer in a non-broker/dealer related transaction in exchange for certain business assets. Each share of Common Stock issued was valued at $12.875 per share.

(i) Seller beneficially owns 699,029 shares (8.9% of the total number of shares of Common Stock outstanding) of Common Stock and it possesses sole voting and investment power over these shares. Kurt Priester as a director and sole shareholder of Seller, and Susan Priester as a director of Seller, share indirect voting, disposition and investment power over these 699,029 shares.

(ii) Kurt Priester beneficially owns 799,029 shares (10.1% of the total number of shares of Common Stock outstanding) of Common Stock. Kurt Priester acquired the direct beneficial ownership of 100,000 shares of Common Stock, through the issuance of the Warrant, and indirect beneficial ownership of the
699,029 shares held by Seller as stated above.   Kurt Priester's beneficial
ownership excludes 233,010 shares of Common Stock owned by Susan Priester (wife of Kurt Priester), as to which Kurt Priester disclaims beneficial ownership pursuant to Rule 13d-4.

(iii) Susan Priester beneficially owns 932,039 shares (11.9% of the total number of shares of Common Stock outstanding) of Common Stock. Susan Priester acquired a direct beneficial ownership in 233,010 shares of the Common Stock in connection with the consummation of the transaction contemplated by the Purchase Agreement and she possesses sole voting and investment power over these shares and has an indirect beneficial ownership of the 699,029 shares held by the Seller as stated above. Susan Priester's beneficial ownership excludes the shares of Common Stock represented by the Warrant, as to which Susan Priester disclaims beneficial ownership pursuant to Rule 13d-4.

d) not applicable

e) not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The terms of the Purchase Agreement, Exhibit B, referenced above is incorporated by reference as though fully set forth herein. The terms of the Warrant, Exhibit C, also referenced above is incorporated by reference as though fully set forth herein.

     Pursuant to the terms of the Registration Rights Agreement (attached as "Exhibit D" and incorporated by reference as though fully set forth herein) entered into as part of the transaction contemplated by the Purchase Agreement, certain amounts of the Common Stock held by Seller and Kurt Priester are entitled to piggyback registration rights to the extent that Nic Gihl, Chief Executive Officer of the Issuer, chooses to register shares of Common Stock owned by him in certain securities offerings of the Issuer.

     Under the terms of the Escrow Agreement (attached as "Exhibit E" and incorporated by reference as though fully set forth herein), in connection with the consummation of the transactions contemplated by the Purchase Agreement Seller deposited 116,505 shares of Common Stock received by it in connection with such transaction, into an escrow fund. The Common Stock is being held in escrow to secure the payment of potential claims made against the Reporting Persons and certain other parties and may be replaced by the Reporting Persons with cash at any time.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Copies of the written agreements relating to the acquisition of the Securities, contracts, arrangements, understandings, change in capital structure, the transfer of voting securities, the Registration Rights and Escrow Agreements have been identified in Item 6 above and are attached or incorporated by reference as already herein specified.

1. "Exhibit A" is the Joint Filing Agreement signed by each of the Reporting Persons.
2. "Exhibit B" is the Purchase Agreement
3. "Exhibit C" is the Warrant Agreement
4. "Exhibit D" is the Registration Rights Agreement
5. "Exhibit E" is the Escrow Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 1997



                                   By: /s/ Kurt Priester
                                      ----------------------------------------
                                        Kurt Priester

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 1997
                                   Computer Dynamics, Inc.


                              By:   /s/ Kurt Priester
                                   ----------------------------------------
                                   Kurt Priester, its President


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 1997

                                   Susan Priester d/b/a Lines Unlimited


                              By:  /s/ Susan Priester
                                   ----------------------------------------
                                   Susan Priester